FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca prices a EUR800mn bond offering

 27 May 2021 07:00 BST

AstraZeneca prices a €800m bond offering

AstraZeneca PLC ("AstraZeneca") announces that, on 26 May 2021, it successfully priced €800m ($1bn equivalent) of fixed rate notes with a coupon of 0.375%, maturing on 3 June 2029 (the "Notes").

The Notes will be subject to special mandatory redemption if the acquisition of Alexion Pharmaceuticals, Inc. ("Alexion") (the "Alexion Acquisition") is not consummated on or before 12 March 2022 or, if prior to such date, AstraZeneca notifies the trustee that AstraZeneca will not pursue the consummation of the Alexion Acquisition.

AstraZeneca expects to use the net proceeds of the offering to fund a portion of the purchase price for the Alexion Acquisition, to pay or refinance a portion of Alexion's indebtedness and to pay related fees and expenses, or for general corporate purposes.

The Notes will be issued under the $10,000,000,000 EMTN programme of AstraZeneca and AstraZeneca Finance LLC, which AstraZeneca filed with the UK Financial Conduct Authority on 24 May 2021, and admitted to listing on the UK Financial Conduct Authority's Official List and to trading on the London Stock Exchange's Main Market.

The Notes have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy the Notes described herein, nor shall there be any sale of these Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The issuance of the Notes does not impact AstraZeneca's financial guidance for 2021.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines in Oncology and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries, and its innovative medicines are used by millions of patients worldwide.

AstraZeneca contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 27 May 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary